
WESTERN RESERVE BANK

ANNUAL REPORT

DECEMBER 31, 2004


SEC MAIL PROCESSING
RECEIVED
MAR 2 9 2005
WASH, D.C. 213 SECTION



WESTERN RESERVE BANCORP, INC.


05048991

PE
12-31-04


PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

WESTERN RESERVE BANCORP, INC.
Medina, Ohio

ANNUAL REPORT
December 31, 2004

CONTENTS

Top left photograph courtesy of Bill Eggers, The Printery Edition, Medina, Ohio.
Bottom right photograph courtesy of AoDK, INC., Cleveland, Ohio.

Dear Fellow Shareholder,

Since we opened Western Reserve Bank we have enjoyed strong earnings growth and calm waters with regard to difficulties. Well, we hit rough water in late 2004 and it came at us large. In fact, it was beyond late in the year, it was beyond the year itself. We'll explain.

We are interrupting our normal question and answer format to address a situation which has had significant negative ramifications to our 2004 financial results, as you can see.

LOAN LOSS

We have encountered a large problem in our loan portfolio which has hurt our financial performance and as a shareholder affected by this, you deserve to know what happened.

In early February 2005, Western Reserve Bank became aware of major problems at one of our largest borrowing customers. We attended a meeting on February 11, 2005 with other banks from this region that were also lending money to this customer. To give you some perspective, the other four banks had lent a total of $44.3 million and we had lent $1.05 million. There was also an investment group that had invested $1 million in equity and $9 million in subordinated debt in our borrower. Our borrower is a leasing company that was caught in the implosion of a large telecommunication company which in turn resulted in the default of hundreds of leases that our customer had purchased.

When we became aware of the extent of the problem, we took aggressive action aimed at quickly extracting Western Reserve Bank from the situation, to no avail. We were aware that our collateral, given the complexity of the problem, could not afford us comfort that we would get repayment from that source. Our approach in matters such as this is to quickly and directly identify the problem, acknowledge the situation and take appropriate action. Since we could not identify any secondary source of repayment, we felt it necessary to write this entire loan ($1,041,379) off. Because the events that precipitated this situation took place in 2004, accounting rules forced us to account for the charge-off in 2004, which as you can see, destroyed our profits for last year, taking our after tax profit from $711,784 to $24,480.

By taking this action (full charge-off), we remove this blight from our financials while we pursue collection on a number of fronts. We realize the impact that a large loan loss has on a bank this size. However, our strength allowed the Bank's balance sheet to remain in a well capitalized status without much support from Western Reserve Bancorp. We assume that you are as alarmed as we are about this sudden change of events but these actions allow us to move forward with a clean slate.

This loss is further discussed on page 36 in the Management's Discussion and Analysis section of this report. However, there remains significant detail related to these loans which cannot be fully described in this format. We are prepared to fill you in with further detail. We expect that all of this will be the main subject of discussion at the annual meeting. If you cannot attend the meeting, please feel free to call us and we will fill you in personally.

We should note that prior to the discovery of this situation we were in the process of preparing a report to you that included another increase in profits despite carrying the costs of our start-up location in Brecksville. The year 2004 was a successful year that quickly and dramatically changed. Despite this disappointing situation, much more was going on at the Bank and the Company in 2004. We'll briefly discuss some items.

BRECKSVILLE STATUS

We recruited an excellent team and they provide that awesome customer service that we are so proud of. We opened the bank on October 4, 2004 and as of the end of February, 2005, Brecksville had $11 million in deposits. From a banking perspective, that is superior performance so far, but it is about what we expect from that team in that community. We invested heavily in our Brecksville people and facility and we anticipate results that are stronger than a normal bank.

COMMUNITY INVOLVEMENT

Our Board has been determined from the beginning (when we were losing money) that we would support our community, and so we have. Whether it is service on a board, volunteer work or financial support, we have been very active in our community and we feel that our presence is well appreciated. Following this letter is a listing of our community involvement. (The list is too long for this letter).

SARBANES OXLEY UPDATE

We were faced with a six figure cost for our bank to comply with Sarbanes Oxley, Section 404, which is significant. This does not even count executive time required to work on this project. This estimate included software costs, consultant fees, additional accounting fees and direct personnel expenses. There was one group called the "accelerated filers". These were for the most part larger companies and had to comply with this law as of 12/31/04. Recently, the SEC extended the compliance deadline for non-accelerated filers (smaller companies such as ours) from year-end 2005 to year-end 2006. We are evaluating the operational and financial impact of this delay upon our Bank and Company.

NEW TEAM MEMBERS

During 2004 two commercial lenders and a financial executive joined our team and are making a big difference. Steve Neal joined our bank as Vice President, Commercial Lending with experience as a small businessman and as a small business lender for regional banks. Steve's extreme level of dedication has stirred up quite a bit of business and interest. He is not only handling Medina business, but works with Mike Gorman to expand our Brecksville market share.

Ryan Rose also joined us as Assistant Vice President, Commercial Lending. Ryan brings credit analysis and lending experience from a regional bank and a background as a Medina native to our bank. Ryan has also made an immediate impact on this market.

When we appraised our position with regard to the needs of a growing and evolving bank and public company, the administrative burden of Sarbanes Oxley, as well as other regulatory burdens, we knew we needed to expand the capacity of the financial side of the Company and Bank. So we recruited Wendy Snodgrass to assume the role of Vice President and Controller. Wendy is a CPA, and brings to us experience as a controller of a larger financial institution. Her presence allows Mary Weakland to concentrate on bank operations and assume the role of Compliance Officer for the Bank.

Obviously, the major message of this report and the financial results of the year reported are not aligned with our past. We are prepared to discuss additional aspects of this situation at our Annual Meeting and hope to see you there.

Again, we look forward to seeing you at the Annual Meeting on Wednesday, April 27 at 9:00 at the Fox Meadows Country Club - Weymouth Ballroom, 3946 Weymouth Road (Route 3), Medina, Ohio.

Sincerely,



Edward J. McKeon
President & CEO



P.M. Jones
Chairman

WESTERN RESERVE BANK'S COMMUNITY COMMITMENT

BOARD MEMBERSHIPS

Alternative Paths, Inc.

Bluecoats of Medina County
Brecksville Chamber of Commerce
Greater Akron Chamber of Commerce
Small Business Council
Habitat for Humanity
Hospice of Medina County
Juvenile Diabetes
Medina Area Chamber of Commerce

Medina County Economic Development
Corporation
Medina Evening Rotary
Medina Initiative
Medina Morning Kiwanis

Medina Noon Kiwanis
United Way of Medina County
Salvation Army of Medina

VOLUNTEER ACTIVITIES

American Cancer Society
American Cancer Society Relay
for Life - Brecksville
American Heart Association HeartWalk
American Red Cross
Brecksville-Broadview Hts. H.S.
After Prom Director
Broadview Heights Youth Soccer
Broadview Heights Brownie Troop
Brunswick Rotary
Community Emergency Response Team
Concordia Lutheran Church Council

Corcordia Lutheran Church Sunday School
and Vacation School

Garfield Heights Chamber of Commerce
Leadership Medina County Recruitment
and Selection Committee
Make A Wish Foundation
March of Dimes
Medina Area Chamber of Commerce

Medina Community Days Committee
Medina County Board of Realtors
Medina General Hospital
St. Michael's PTU
United Way Community Investment
Committee
Ways to Work

WESTERN RESERVE BANK'S
COMMUNITY COMMITMENT

FINANCIAL SUPPORT

4-H
American Association of University Women
American Cancer Society
American Red Cross
Art in the Park
Autistic Spectrum Kids
Battered Women's Shelter
Big Brothers/Big Sisters
Boy Scouts (Great Trail Council)
Brecksville Bees
Brecksville Bees Booster Club
Brecksville Bees Soccer Boosters
Brecksville-Broadview Hts., Band Boosters
Brecksville Chamber of Commerce
Brecksville Kiwanis Club
Brunswick Area Chamber of Commerce
Brunswick Rotary
Cathy's House
Children's Free Care Fund
Chippewa Lake Water Ski Team
Citizens for the Library
City of Brecksville Home Days
Friends of Medina City Schools
Hands Foundation
Holy Martyrs Church
Hospice of Medina County
Interfaith Caregivers
Jack Hruby Scholarship Fund
Junior Achievement
Juvenile Diabetes
Leadership Medina County
Lodi Community Hospital
Lupus Foundation
Marine Corps League
Medina Bank Parents Association
Medina Chamber of Commerce
Medina City Schools Foundation
Medina County Arts Council
Medina County Board of Realtors
Medina County Economic Development
Medina County Fair
Medina County Family-A-Fair
Medina County Fund
Medina County Housing Network
Medina County Performing Arts Foundation
Medina County SPCA
Medina General Hospital Foundation
Medina High School Baseball Parents
Medina Ice Festival
Medina Jaycees
Medina Kiwanis Club
Medina Municipal Pool
Medina Raptor Center
Medina Rotary
Medina Soccer
Medina/Summit Land Conservancy
Medina Women's Endowment Fund
Medina Youth Baseball Association
Musical Box Society
Muscular Dystrophy Association
Nick Valentine Memorial
Old Trail School
Project Learn
Salvation Army
Michael Shugar Memorial Fund
Southwest Community Health
St. Francis Xavier Church
United Church of Christ
United Way of Medina County
Valley City Chamber of Commerce
Valley City Fire Department
Walsh Jesuit High School
Women's Council of Realtors
Youth for Christ



Crowe Chizek and Company LLC
Member Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Western Reserve Bancorp, Inc.
Medina, Ohio

We have audited the accompanying consolidated balance sheets of Western Reserve Bancorp, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Western Reserve Bancorp, Inc. at December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

Cleveland, Ohio
March 11, 2005

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003

	2004	2003
ASSETS		
Cash and due from financial institutions	$ 2,059,119	$ 2,186,363
Federal funds sold	4,877,000	4,103,000
Cash and cash equivalents	6,936,119	6,289,363
Securities available for sale	1,204,686	1,733,762
Loans held for sale	250,835	--
Loans	104,735,255	95,548,286
Allowance for loan losses	(1,605,933)	(1,502,688)
Loans, net	103,129,322	94,045,598
Federal Reserve Bank stock	198,300	189,300
Federal Home Loan Bank stock	278,900	195,300
Premises and equipment, net	1,371,248	675,404
Accrued interest receivable and other assets	1,880,740	1,187,821
	$ 115,250,150	$ 104,316,548
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits		
Noninterest-bearing	$ 12,668,555	$ 9,559,885
Interest-bearing	89,158,414	82,220,372
Total deposits	101,826,969	91,780,257
Federal Home Loan Bank advances	2,500,000	3,200,000
Other borrowings	--	500,000
Accrued interest payable and other liabilities	307,252	223,636
Total liabilities	104,634,221	95,703,893
Shareholders' equity		
Common stock, no par value, $1 stated value 750,000 shares authorized, 455,624 and 388,052 shares issued and outstanding as of December 31, 2004 and December 31, 2003	455,624	388,052
Additional paid-in capital	9,484,470	7,557,845
Retained earnings	678,651	654,171
Accumulated other comprehensive income (loss)	(2,816)	12,587
Total shareholders' equity	10,615,929	8,612,655
	$ 115,250,150	$ 104,316,548

See accompanying notes to consolidated financial statements.

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME
For the years ended December 31, 2004 and 2003

	2004	2003
Interest income		
Loans, including fees	$ 5,959,491	$ 5,113,721
Securities	81,578	87,139
Federal funds sold and other short-term funds	62,836	44,457
	6,103,905	5,245,317
Interest expense		
Deposits	1,852,117	1,526,047
Federal Home Loan Bank advances and other debt	172,440	139,541
	2,024,557	1,665,588
Net interest income	4,079,348	3,579,729
Provision for loan losses	1,324,764	431,100
Net interest income after provision for loan losses	2,754,584	3,148,629
Noninterest income		
Service charges on deposit accounts	116,095	108,566
Net gains on sales of loans	191,073	267,518
Other	128,682	93,138
	435,850	469,222
Noninterest expense		
Salaries and employee benefits	1,672,294	1,433,689
Premises and equipment	517,001	386,676
Data processing	247,994	227,573
Professional fees	192,966	190,491
Taxes other than income and payroll	91,812	78,991
Supplies, printing and postage	74,387	63,137
Community relations and contributions	68,191	52,433
Other	291,527	240,832
	3,156,172	2,673,822
Income before income taxes	34,262	944,029
Income tax expense	9,782	320,969
Net income	$ 24,480	$ 623,060
Earnings per share:		
Basic	$ 0.06	$ 1.61
Diluted	$ 0.06	$ 1.57

See accompanying notes to consolidated financial statements.

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the years ended December 31, 2004 and 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Shareholders' Equity
Balance, January 1, 2003	$ 388,052	$ 7,557,845	$ 31,111	$ 28,492	$ 8,005,500
Comprehensive income:					
Net income			623,060		623,060
Change in unrealized net gain (loss) on securities available for sale, net of tax				(15,905)	(15,905)
Total comprehensive income					607,155
Balance, December 31, 2003	388,052	7,557,845	654,171	12,587	8,612,655
Comprehensive income:					
Net income			24,480		24,480
Change in unrealized net gain (loss) on securities available for sale, net of tax				(15,403)	(15,403)
Total comprehensive income					9,077
Common stock issued (250 shares) under stock option plan	250	4,750			5,000
Common stock issued (700 shares) under Employee Stock Purchase Plan	700	20,292			20,992
Common stock issued (66,622 shares) under stock offering, net of offering costs	66,622	1,901,583			1,968,205
Balance, December 31, 2004	$ 455,624	$ 9,484,470	$ 678,651	$ (2,816)	$ 10,615,929

See accompanying notes to consolidated financial statements.

WESTERN RESERVE BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities		
Net income	$ 24,480	$ 623,060
Adjustments to reconcile net income to net cash from operating activities		
Provision for loan losses	1,324,764	431,100
Depreciation	111,560	131,101
Net amortization of securities	12,821	16,598
Loans originated for sale	(4,342,668)	(13,107,241)
Proceeds from sales of loan originations	4,282,906	13,611,900
Gains on sales of loans	(191,073)	(267,518)
Federal Home Loan Bank stock dividends	(10,400)	(7,400)
Net change in:		
Interest receivable	(73,109)	17,850
Interest payable	8,304	30,949
Other assets	(619,811)	(58,823)
Other liabilities	75,312	(29,631)
Net cash from operating activities	603,086	1,391,945
Cash flows from investing activities		
Available for sale securities:		
Purchases	--	(512,369)
Maturities, prepayments and calls	500,852	1,602,765
Purchase of Federal Reserve Bank stock	(9,000)	(18,200)
Purchase of Federal Home Loan Bank stock	(73,200)	--
Net increase in loans	(10,408,488)	(20,869,046)
Purchases of premises and equipment	(807,403)	(72,348)
Purchase of bank-owned life insurance	--	(500,000)
Net cash from investing activities	(10,797,239)	(20,369,198)
Cash flows from financing activities		
Net increase in deposits	10,046,712	20,899,846
Net change in short-term borrowings	--	(59,965)
Proceeds from Federal Home Loan Bank advances	2,500,000	--
Repayment of Federal Home Loan Bank advances	(3,200,000)	--
Proceeds from other borrowings	300,000	500,000
Repayment of other borrowings	(800,000)	--
Proceeds from issuance of common stock under Employee Stock Purchase Plan	20,992	--
Proceeds from exercise of stock options	5,000	--
Net proceeds from stock offering	1,968,205	--
Net cash from financing activities	10,840,909	21,339,881
Change in cash and cash equivalents	646,756	2,362,628
Cash and cash equivalents at beginning of period	6,289,363	3,926,735
Cash and cash equivalents at end of period	$ 6,936,119	$ 6,289,363
Supplemental cash flow information:		
Interest paid	$ 2,015,923	$ 1,634,639
Income taxes paid	543,000	398,000

See accompanying notes to consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include Western Reserve Bancorp, Inc. and its wholly-owned subsidiary, Western Reserve Bank ("the Bank"), together referred to as "the Company." Significant intercompany transactions and balances are eliminated in consolidation.

Nature of Operations: Western Reserve Bancorp, Inc. is a one-bank holding company. Its subsidiary, Western Reserve Bank, is a state-chartered commercial bank with full-service locations in Medina and Brecksville, Ohio and two satellite offices in retirement communities in Medina, engaged in the single business of commercial banking. It offers a full range of traditional banking services to consumers and businesses located primarily in Medina, Cuyahoga and surrounding counties. Services offered include commercial, real estate, home equity, consumer and credit card loans, as well as deposit products such as checking accounts, savings and money market accounts, certificates of deposit and individual retirement arrangements. The Bank commenced operations on November 6, 1998.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and related disclosures, and future results could differ. The allowance for loan losses, the fair value of securities and the fair value of other financial instruments are particularly subject to change.

Cash and Cash Equivalents: Cash and cash equivalents include cash, deposits with other financial institutions under 90 days and federal funds sold. Net cash flows are reported for loan and deposit transactions and short term borrowings.

Securities: Securities are classified as held to maturity and carried at amortized cost when management has the positive intent and ability to hold them to maturity. Securities are classified as available for sale when they might be sold before maturity and are carried at fair value with unrealized holding gains and losses reported separately in other comprehensive income. All of the Company's securities are classified as available for sale. Other securities such as Federal Reserve Bank stock and Federal Home Loan Bank stock are carried at cost.

Interest income includes amortization and accretion of purchase premiums and discounts using the level yield method. Gains and losses on sales are based on the amortized cost of the security sold. Securities are written down to fair value when a decline in fair value is not temporary.

(continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Credit Risk: The Company grants loans primarily to customers in Medina, Cuyahoga and contiguous counties. At December 31, 2004, the composition of the loan portfolio is approximately 56.2% commercial real estate loans, 32.1% other commercial loans, 9.4% home equity loans, 0.8% residential mortgage and construction loans and 1.5% consumer and credit card loans. At December 31, 2004, approximately 2.2% of the total loan portfolio was unsecured. Other financial instruments which potentially represent concentrations of credit risk include deposit accounts in other financial institutions and federal funds sold.

Loans: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs and an allowance for loan losses.

Interest income on loans is reported on the interest method and includes amortization of deferred loan fees and costs without anticipating prepayments. Past due status is based on the contracted terms of the loan. In the event management deems the full repayment of a loan to be in doubt, typically if payments are past due over 90 days, interest income is not recorded, and any interest accrued but uncollected is reversed. Payments received on such loans are reported as principal reductions. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loans Held for Sale: Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value, on an aggregate basis.

Allowance for Loan Losses: The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and decreased by charge-offs less recoveries. Management estimates the allowance balance required using past loan loss experience, known or inherent risks in the portfolio, information about specific borrowers' situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed.

A loan is impaired when full payment under the loan terms is not expected. Impairment is evaluated in total for smaller-balance loans of similar nature such as residential mortgage, consumer, and credit card loans, and on an individual loan basis for other loans. If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan's existing rate or at the fair value of collateral if repayment is expected solely from the collateral. Loans are evaluated for impairment when payments are delayed, typically 90 days or more, or when it is probable that

(continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

all principal and interest amounts will not be collected according to the original terms of the loan.

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed.

Premises and Equipment: Premises and equipment are reported at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the shorter of the estimated useful lives of the assets, which range from five to twenty years, or the term of the lease. Maintenance and repairs are charged to expense as incurred.

Company-Owned Life Insurance: The Company has purchased a life insurance policy on a key executive. Company-owned life insurance is recorded at its cash surrender value, or the amount that can be realized.

Long-Term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets would be recorded at fair value.

Loan Commitments and Related Financial Instruments: Financial instruments include off-balance sheet credit instruments, such as commitments to make loans, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates.

Earnings per Common Share: Basic earnings per common share is net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share includes the dilutive effect of additional potential common shares issuable under stock options.

(continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Compensation: Employee compensation expense under stock options is reported using the intrinsic value method. No stock-based compensation cost is reflected in net income, as all options granted had an exercise price equal to or greater than the market price of the underlying common stock at the date of grant. The following table illustrates the effect on net income and earnings per share if expense was measured using the fair value recognition provisions of FASB Statement No. 123, *Accounting for Stock Based Compensation.*

	2004	2003
Net income as reported	$ 24,480	$ 623,060
Deduct: stock based compensation expense determined under fair value based method	(8,461)	(74,610)
Pro forma net income	$ 16,019	$ 548,450
Basic earnings per share as reported	$ 0.06	$ 1.61
Pro forma basic earnings per share	$ 0.04	$ 1.41
Diluted earnings per share as reported	$ 0.06	$ 1.57
Pro forma diluted earnings per share	$ 0.04	$ 1.38

The pro forma effects are computed using option-pricing models, using the following weighted-average assumptions as of grant date.

	2003
Risk-free interest rate	3.18%
Expected option life (years)	7
Expected stock price volatility	7.70%
Dividend yield	0.00%

During 2003, a total of 1,500 stock options were granted at market value to three non-executive officers of the Company. The weighted-average fair value of options granted in 2003 was $5.76. No options were granted during 2004.

(continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale, which are also recognized as separate components of equity.

Adoption of New Accounting Standards: During 2004, the Company adopted EITF Issue No. 03-1, *"The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments"*. Adoption of this new standard did not materially affect the Company's operating results or financial condition. In December 2004, the FASB issued Statement 123 (revised 2004), *"Share-Based Payment"* which replaces FASB Statement 123, *"Accounting for Stock-Based Compensation"* and supersedes APB Opinion No. 25, *"Accounting for Stock Issued to Employees"*. This new standard requires using a modified prospective application or a modified retrospective application when accounting for stock-based compensation. The Company has not yet reached a conclusion on which method it will adopt and is currently evaluating the impact of the accounting guidance on its financial condition and results of operations. This Statement will be effective for the Company's first quarter of 2006.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank of $310,000 and $280,000 was required to meet regulatory reserve and clearing requirements at year-end 2004 and 2003. These balances do not earn interest. Also included in cash and cash equivalents at year-end 2004 was approximately $295,000 required to be on deposit with Great Lakes Bankers Bank as a compensating balance for correspondent banking services.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to the Company or by the Company to shareholders. See Note 13 for more specific disclosures related to the Bank.

Fair Values of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments and other factors, particularly in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect the estimates.

(continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Operating Segments: While the Company's chief decision-makers monitor the revenue streams of the various products and services, the identifiable segments are not material and operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

NOTE 2 - ORGANIZATION

Western Reserve Bancorp, Inc. was incorporated under the laws of the State of Ohio on February 27, 1997. The Company initially sold 320,267 shares of common stock at a price of $20.00 per share resulting in proceeds, net of offering costs, of approximately $6,368,000. A substantial portion of the proceeds of the offering were used by the Company to provide the initial capitalization of the Bank which occurred in November 1998, at which time the Bank began operations. During 2000, the Company sold an additional 67,785 shares of common stock resulting in proceeds, net of offering costs, of approximately $1,577,000. In 2004, the Company completed a third stock offering and sold 66,622 shares of common stock at $30.00 per share, resulting in proceeds, net of offering costs, of $1,968,205.

(continued)

NOTE 3 - SECURITIES

The fair value of available for sale securities and the related gross unrealized gains and losses recognized in accumulated other comprehensive income were as follows:

	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2004			
U.S. government-sponsored enterprises	$ 502,165	$ 1,658	$ --
Mortgage-backed	702,521	430	(6,355)
	$ 1,204,686	$ 2,088	$ (6,355)
2003			
U.S. government-sponsored enterprises	$ 777,601	$ 18,791	$ --
Mortgage-backed	956,161	1,215	(935)
	$ 1,733,762	$ 20,006	$ (935)

As of December 31, 2004 there were no securities that had been in an unrealized loss position for more than 12 months. As of December 31, 2003, there was one mortgage-backed security with an unrealized loss of $115 that had been in an unrealized loss position for more than 12 months. Management believed that this security was not other than temporarily impaired.

The fair values of debt securities at year-end 2004 by contractual maturity were as follows. Securities not due at a single maturity date, primarily mortgage-backed securities, are shown separately.

Due in one year or less	$ 502,165
Due from one to five years	--
Due from five to ten years	--
Mortgage-backed	702,521
	$ 1,204,686

Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.

No securities were sold during 2004 or 2003. At year-end 2004 and 2003, securities with carrying values of $902,000 and $1,221,000 were pledged to secure public deposits, borrowings and for other purposes as required or permitted by law.

(continued)

NOTE 4 - LOANS

Loans at year-end were as follows:

	2004	2003
Commercial business	$ 33,584,605	$ 29,377,484
Commercial real estate	51,972,391	49,695,518
Commercial construction	6,898,890	5,126,269
Home equity	9,857,867	8,415,148
Residential mortgage and construction	821,658	1,390,523
Consumer installment	1,308,084	1,248,743
Credit card and other	291,760	294,601
	$ 104,735,255	$ 95,548,286

Activity in the allowance for loan losses was as follows:

	2004	2003
Beginning balance	$ 1,502,688	$ 1,042,309
Provision for loan losses	1,324,764	431,100
Loans charged off	(1,321,207)	--
Recoveries	99,688	29,279
Ending balance	$ 1,605,933	$ 1,502,688

At December 31, 2004 and 2003, there were $1,114,668 and $1,126,175 loans in nonaccrual status. There were no other loans more than 90 days past due.

Loans individually considered impaired were as follows:

	2003	2003
Year-end loans with no allocated allowance for loan losses	$ 416,101	$ 125,990
Year-end loans with allocated allowance for loan losses	873,452	1,183,531
	$ 1,289,553	$ 1,309,521
Amount of the allowance for loan losses allocated	$ 206,000	$ 269,895
Average of impaired loans during the year	1,709,057	1,579,054
Interest income recognized during impairment	20,991	28,804
Cash-basis interest income recognized	20,991	28,804

(continued)

NOTE 4 - LOANS (continued)

Loans to principal officers, directors and their affiliates in 2004 were as follows:

Beginning balance	$ 1,640,895
New loans	1,554,079
Repayments	(1,278,264)
Ending balance	$ 1,916,710

NOTE 5 - PREMISES AND EQUIPMENT, NET

Year-end premises and equipment were as follows:

	2004	2003
Leasehold improvements	$ 1,158,301	$ 614,858
Furniture and equipment	878,536	614,576
	2,036,837	1,229,434
Less accumulated depreciation	(665,589)	(554,030)
	$ 1,371,248	$ 675,404

The Company's main facility is leased under an operating lease from a member of the Board of Directors. The lease term is ten years, with two five-year renewal options. In 2002, the Company leased additional space in an adjacent building from the same Director. Due to expansion of the Bank's lending area, the Company leased additional space adjacent to the main facility in February 2004, also from this same Director. In October 2004, the Company entered into an operating lease agreement with an unrelated entity for its new Brecksville location with a term of ten years, with two five-year renewal options. Total rent expense for these facilities, offset by rental income on subleased property was $231,874 and $139,884 in 2004 and 2003, respectively. At December 31, 2004, the total estimated future minimum rental payments under the leases are as follows:

2005	$ 397,046
2006	404,958
2007	413,053
2008	377,213
2009	164,181
Thereafter	825,500
	$ 2,581,951

(continued)

NOTE 6 - DEPOSITS

At year-end, total interest-bearing deposits are as follows:

	2004	2003
Interest-bearing demand	$ 6,770,262	$ 6,392,660
Savings	21,934,769	17,952,690
Money market	12,827,391	8,492,004
Time under $100,000	29,027,314	31,349,601
Time $100,000 and over	18,598,678	18,033,417
	$ 89,158,414	$ 82,220,372

Deposits of $100,000 or more were $45,315,922 and $37,647,868 at year-end 2004 and 2003.

Scheduled maturities of time deposits for the next five years were as follows:

2005	$ 24,314,010
2006	9,185,398
2007	6,766,577
2008	5,948,736
2009	1,411,271
	$ 47,625,992

At year-end 2004 and 2003, there were $19,136,000 and $23,292,000 in national market certificates of deposit, primarily in amounts of $99,000.

Deposits from principal officers, directors and their affiliates at year-end 2004 and 2003 were $1,542,825 and $1,637,067.

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS

During 2004 the Company repaid two fixed rate Federal Home Loan Bank ("FHLB") advances at their maturity. In June 2004 the Company repaid a 4.28% fixed rate FHLB advance in the amount of $1,700,000 and in October 2004 repaid a 4.15% fixed rate FHLB advance in the amount of $1,500,000. In March 2004 the Company borrowed $2,500,000 under a 3.25% fixed rate FHLB advance that matures on March 11, 2009. Interest is payable monthly, and the principal is payable at maturity, with prepayment penalties for early payment. The advance is collateralized by $3,375,000 of first mortgage loans and $278,900 of FHLB stock under a blanket lien arrangement.

(continued)

NOTE 7 - FEDERAL HOME LOAN BANK ADVANCES AND OTHER BORROWINGS (continued)

In May 2003, the Company entered into a line of credit agreement with another financial institution to obtain funding to provide capital to the Bank as needed. The line allows the Company to borrow up to $3,000,000 at 0.75% below the prime rate. The line matures on March 31, 2005 and is secured by 100% of the stock of the Bank. There are certain covenants on the line relating to the Company's and the Bank's operating performance and capital status. At the end of the third quarter of 2003, the Company borrowed $500,000 and invested the proceeds in the Bank as additional paid in capital. During the first quarter of 2004, the Company borrowed an additional $300,000 against the line of credit and invested the proceeds in the same manner. In October 2004 the Company paid down the $800,000 balance outstanding on the line of credit to zero, bringing the available balance to its original amount of $3,000,000.

The terms of the line of credit include several financial and reporting covenants. As of December 31, 2004, the Company was in violation of the covenant that requires that the annual net income of the Bank must be not less than $200,000. As a result of the loan charge-off that was recorded as of December 31, 2004, the Bank's net income was $52,638.

The Company has the ability to borrow under various other credit facilities that totaled $6,465,000 at year-end 2004. Of this amount, $875,000 is available for short-term borrowing under an unsecured federal funds line through a correspondent bank at overnight borrowing rates, $304,000 is a line secured by the Company's unpledged securities and $5,286,000 is available at market rates that would vary based on the term of each borrowing, and would be secured by the Company's securities or residential loans.

NOTE 8 – EMPLOYEE BENEFITS

The Company has a 401(k) Profit Sharing Plan that covers substantially all employees and allows eligible employees to contribute up to 100% of their compensation subject to maximum statutory limitations. Under the Plan, the Company is permitted to make discretionary profit sharing or matching contributions to the Plan. During 2004 and 2003, the Company matched eligible contributions up to 50% of the first 6% of each employee's compensation, resulting in expense of $26,828 and $27,460.

In 2003, the Company adopted a Supplemental Executive Retirement Plan for the Chief Executive Officer. Under the terms of the Plan, the Chief Executive Officer will be paid an annual benefit of 20 percent of his base salary for a period of ten years following his retirement at or after age 65 or his termination other than for cause. The Company accrues its projected obligation under this plan and accrued an expense during 2004 and 2003 of $30,320 and

(continued)

NOTE 8 – EMPLOYEE BENEFITS (continued)

$21,253. In a related transaction, in the second quarter of 2003 the Company invested $500,000 in a single-premium cash-surrender value life insurance policy. The named insured is the Company's Chief Executive Officer, and the Company is the owner and sole beneficiary of the policy. This is a tax-advantaged investment in that the increases in cash surrender value and the eventual death benefit are not taxable income to the Company. The Company recorded income of $21,981 and $15,039 for 2004 and 2003 from this policy. The cash surrender value of the insurance policy was $537,021 and $515,039 at December 31, 2004 and 2003.

NOTE 9 - INCOME TAXES

Income tax expense (benefit) was as follows:

	2004	2003
Current	$ 852	$ 460,178
Deferred	8,930	(139,209)
Total income tax expense	$ 9,782	$ 320,969

Total income tax expense differed from the amounts computed by applying the federal income tax rate of 34% in all periods presented to income before income taxes as a result of the following for the periods ended December 31:

	2004	2003
Income tax expense at statutory rate	$ 11,649	$ 320,969
Income from life insurance contract	(7,474)	(3,486)
Other, net	5,607	3,486
Total income tax expense	$ 9,782	$ 320,969

The components of the net deferred tax asset (liability) recorded in the consolidated balance sheets as of December 31 are as follows:

	2004	2003
Deferred tax assets:		
Bad debt deduction	$ 425,515	$ 465,536
Deferred loan fees	51,344	44,779
Net operating loss carryforward	64,369	--
Unrealized loss on securities available for sale	1,451	--
Deferred compensation	17,535	7,226
	560,214	517,541

(continued)

NOTE 9 - INCOME TAXES (continued)

Deferred tax liabilities:		
Accrual to cash adjustment	(15,676)	(48,806)
Prepaid expenses	(34,165)	--
Depreciation	(87,856)	(42,275)
Unrealized gain on securities available for sale	--	(6,484)
FHLB stock dividends	(11,968)	(8,432)
	(149,665)	(105,997)
Net deferred tax asset	$ 410,549	$ 411,544

NOTE 10 - STOCK OPTIONS

The Company has a nonqualified stock option plan that provides for up to 100,000 shares of the Company's common stock to be available for grant to officers, employees, directors and others. The exercise price is the market price at date of grant, so there is no compensation expense recognized in the income statement. The maximum option term is ten years, and options vest over three years as follows: 25% one year from the grant date, 50% after two years, and 100% after three years.

A summary of the activity in the plan is as follows:

	2004		2003	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding at beginning of year	92,412	$23.08	90,912	$23.03
Granted	--		1,500	26.00
Exercised	250	20.00	--	
Forfeited	--		--	
Options outstanding at end of year	92,162	$23.09	92,412	$23.08
Shares available for grant at year-end	7,588		7,588	
Options exercisable at year-end	91,037		86,287	

(continued)

NOTE 10 - STOCK OPTIONS (continued)

Options outstanding at year-end 2004 were as follows:

	Outstanding		Exercisable	
Range of Exercise Prices	Number	Weighted Average Remaining Contractual Life (years)	Number	Weighted Average Exercise Price
$20.00-$24.99	71,794	4.6	71,794	$21.05
$25.00-$29.99	10,750	6.5	9,625	25.04
$30.00-$39.99	6,412	3.8	6,412	34.00
$40.00	3,206	3.8	3,206	40.00
Outstanding at year-end	92,162	4.8	91,037	$23.05

The weighted average exercise price of option exercisable at December 31, 2003 was $23.14.

NOTE 11 - LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES

Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates or other termination clauses and may require payment of a fee. Since some commitments are expected to expire without being used, total commitments do not necessarily represent future cash requirements. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment.

(continued)

NOTE 11 - LOAN COMMITMENTS AND OTHER RELATED ACTIVITIES (continued)

The contractual amounts of loan commitments were as follows at year-end.

	2004		2003	
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to extend credit (net of participations)	$ 868,000	$ 6,048,000	$ 828,000	$ 9,022,000
Unused credit card, home equity and overdraft lines of credit	--	9,599,000	--	8,976,000
Unused commercial lines of credit	327,000	13,728,000	108,000	12,651,000

Commitments to make loans are generally made for periods of one year or less. At December 31, 2004, the fixed rate loan commitments have interest rates ranging from 6.50% to 8.50% and maturities ranging from approximately one month to four years.

There were $1,611,000 and $103,000 of standby letters of credit outstanding as of December 31, 2004 and 2003, respectively. The fair value of these instruments was immaterial.

Under an employment agreement with the Chief Executive Officer, in the event the officer is terminated without cause, the Company has an obligation to pay the officer's base pay through December 31, 2005, the termination date of the agreement.

(continued)

NOTE 12 - FAIR VALUES OF FINANCIAL INSTRUMENTS

Carrying amounts and estimated fair values of financial instruments at year-end are as follows:

	2004		2003	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash and cash equivalents	$ 6,936,119	$ 6,936,000	$ 6,289,363	$ 6,289,000
Securities available for sale	1,204,686	1,205,000	1,733,762	1,734,000
Loans held for sale	250,835	251,000	--	--
Loans, net of allowance	103,129,322	102,395,000	94,045,598	93,994,000
Federal Reserve Bank stock	198,300	198,000	189,300	189,000
Federal Home Loan Bank stock	278,900	279,000	195,300	195,000
Accrued interest receivable	335,489	335,000	270,518	271,000
Demand and savings deposits	(54,200,977)	(54,201,000)	(42,397,239)	(42,397,000)
Time deposits	(47,625,992)	(47,388,000)	(49,383,018)	(50,115,000)
Federal Home Loan Bank advances	(2,500,000)	(2,457,000)	(3,200,000)	(3,199,000)
Other borrowings	--	--	(500,000)	(500,000)
Accrued interest payable	(111,723)	(112,000)	(103,419)	(103,000)

For purposes of these disclosures of estimated fair values, the following assumptions were used. Carrying amount is the estimated fair value for cash and cash equivalents, Federal Home Loan Bank and Federal Reserve Bank stock, accrued interest receivable and payable, demand deposits, short-term borrowings, and variable rate loans and deposits that reprice frequently and fully. Fair values of securities are based on market prices or dealer quotes, and if no such information is available, on the rate and term of the security and information about the issuer.

For fixed rate loans or deposits and for variable rate loans or deposits with infrequent repricing or repricing limits, fair value is based on discounted cash flows using current market rates applied to the estimated life and credit risk. Fair value of debt is based on current rates for similar financing. Fair values of unrecorded commitments were not material.

These estimates are based on management's judgment of the most appropriate factors. However, there is no assurance that, had these items been liquidated, the estimated fair values would have been realized. Estimated fair values should not be assumed to apply at subsequent dates. Other assets and liabilities of the Company, such as fixed assets or the value of its core deposits, customer goodwill or workforce, may have value but are not included in the above disclosures.

(continued)

NOTE 13 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS

The payment of dividends by the Bank to the Company is subject to restrictions by its regulatory agencies. These restrictions generally limit dividends to the lesser of its undivided profits or the total of its net income for that year, combined with its retained net income from the preceding two years, as defined. Accordingly, the Bank will have approximately $693,000, plus its net income in 2005, available to be paid as dividends to the Company. In addition, dividends may not reduce capital levels below the minimum regulatory requirements as described below.

The Bank is subject to regulatory capital requirements administered by state and federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators. Failure to meet capital requirements can initiate regulatory action.

Prompt corrective action regulations provide five classifications: well-capitalized, adequately-capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If less than well-capitalized, regulatory approval is required to accept brokered deposits. If undercapitalized, capital distributions are limited, as is asset growth and expansion, and capital restoration plans are required.

The Bank's actual and required capital amounts and ratios at year-end are presented below. At year-end 2004 and 2003, the Bank was categorized as well-capitalized. Management is not aware of any events since December 31, 2004 that would change the Bank's capital category.

($ thousands)	Western Reserve Bank		Minimum Required For Capital Adequacy Purposes		Minimum To Be Well-Capitalized Under Prompt Corrective Action Provisions	
2004	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total Capital to risk-weighted assets	$10,888	10.2%	$ 8,511	8.0%	$10,639	10.0%
Tier 1 (Core) Capital to risk-weighted assets	8,055	7.6%	4,255	4.0%	6,383	6.0%
Tier 1 (Core) Capital to average assets	8,055	6.9%	4,687	4.0%	5,858	5.0%

(continued)

NOTE 13 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED EARNINGS (continued)

2003						
Total Capital to risk-weighted assets	$10,100	10.6%	$ 7,643	8.0%	$ 9,553	10.0%
Tier 1 (Core) Capital to risk-weighted assets	7,402	7.7%	3,821	4.0%	5,732	6.0%
Tier 1 (Core) Capital to average assets	7,402	7.1%	4,161	4.0%	5,201	5.0%

NOTE 14 - OTHER NON-INTEREST EXPENSE

Other expense amounts for the year were as follows:

	2004	2003
Insurance	$ 54,182	$ 44,270
Loan expenses	28,520	34,738
Marketing and advertising	64,538	45,345
Collection/repo/OREO expenses	22,165	6,883
Telephone	25,736	25,917
Travel and entertainment	37,004	29,348
Losses on other assets	1,043	--
Other	58,339	54,331
Total	$ 291,527	$ 240,832

(continued)

NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS

Condensed financial information of Western Reserve Bancorp, Inc. follows:

CONDENSED BALANCE SHEETS
December 31, 2004 and 2003

	2004	2003
ASSETS		
Cash and cash equivalents	$ 1,349,339	$ 151,142
Investment in bank subsidiary	8,052,085	7,414,850
Subordinated debt due from bank	1,500,000	1,500,000
Other assets	14,505	46,663
Total assets	$ 10,915,929	$ 9,112,655
LIABILITIES AND SHAREHOLDERS' EQUITY		
Due to bank	$ 300,000	$ --
Borrowings	--	500,000
Shareholders' equity	10,615,929	8,612,655
Total liabilities and shareholders' equity	$ 10,915,929	$ 9,112,655

CONDENSED STATEMENTS OF INCOME
Years ended December 31, 2004 and 2003

	2004	2003
Interest income	$ 21,997	$ 18,750
Interest expense	19,235	4,198
Operating expenses	45,426	40,828
Loss before income tax and undistributed income of subsidiary	(42,664)	(26,276)
Income tax benefit	14,506	8,934
Equity in undistributed income of subsidiary	52,638	640,402
Net Income	$ 24,480	$ 623,060

(continued)

NOTE 15 - PARENT COMPANY ONLY CONDENSED FINANCIAL STATEMENTS (continued)

CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31, 2004 and 2003

	2004	2003
Cash flow from operating activities		
Net income	$ 24,480	$ 623,060
Equity in undistributed income of subsidiary	(52,638)	(640,402)
Change in other assets and liabilities	332,158	21,462
Net cash from operating activities	304,000	4,120
Cash flows from investing activities		
Investment in subsidiary	(600,000)	(500,000)
Net cash from investing activities	(600,000)	(500,000)
Cash flows from financing activities		
Proceeds from exercise of stock options	5,000	--
Proceeds from issuance of common stock under Employee Stock Purchase Plan	20,992	--
Net proceeds from stock offering	1,968,205	--
Proceeds from borrowing	300,000	500,000
Repayment of borrowing	(800,000)	--
Net cash from financing activities	1,494,197	500,000
Change in cash and cash equivalents	1,198,197	4,120
Cash and cash equivalents at beginning of year	151,142	147,022
Cash and cash equivalents at end of year	$ 1,349,339	$ 151,142

NOTE 16 -EARNINGS PER SHARE

Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of shares determined for the basic computation plus the dilutive effect of potential common shares issuable under stock options. In computing earnings per common and common equivalent share, the Company has utilized the treasury stock method.

(continued)

NOTE 16 -EARNINGS PER SHARE (continued)

The factors used in the earnings per share computation follow.

	2004	2003
Basic		
Net income	$ 24,480	$ 623,060
Weighted average common shares outstanding	402,956	388,052
Basic earnings per common share	$ 0.06	$ 1.61
Diluted		
Net income	$ 24,480	$ 623,060
Weighted average common shares outstanding for basic earnings per common share	402,956	388,052
Add: Dilutive effects of assumed exercises of stock options	13,009	9,291
Average shares and dilutive potential common shares	415,965	397,343
Diluted earnings per common share	$ 0.06	$ 1.57

Stock options for 9,618 shares of common stock in 2004 and 11,118 shares in 2003 were not considered in computing diluted earnings per common share for 2004 because they were antidilutive.

(continued)

COMPARATIVE SUMMARY OF SELECTED FINANCIAL DATA
As of December 31, 2004 and 2003, and for the Years ended December 31, 2004 and 2003

($000's except per share data)	2004	2003
Balance Sheet Data:		
Total assets	$ 115,250	$104,317
Securities available for sale	1,205	1,734
Total loans	104,735	95,548
Allowance for loan losses	1,606	1,503
Total deposits	101,827	91,780
Shareholders' equity	10,616	8,613
Income Statement Data:		
Total interest income	$ 6,104	$ 5,245
Total interest expense	2,025	1,665
Net interest income	4,079	3,580
Provision for loan losses	1,325	431
Net interest income after provision for loan losses	2,754	3,149
Noninterest income	436	469
Noninterest expense	3,156	2,674
Income before income tax	34	944
Income tax expense	10	321
Net income	$ 24	$ 623
Per Share Data:		
Basic income per common share	$ 0.06	$ 1.61
Diluted income per common share	0.06	1.57
Book value per share at year-end	23.30	22.19
Cash dividends per share	n/a	n/a
Average shares used in basic income per share calculations	402,956	388,052
Average shares used in diluted income per share calculations	415,965	397,343
Operating Ratios:		
Total loans to total deposits	102.86%	104.11%
Total shareholders' equity to total assets	9.21%	8.26%
Average shareholders' equity to average assets	8.45 %	8.79%
Return on average equity	0.25 %	7.57%
Return on average assets	0.02 %	0.67%
Dividend payout ratio	n/a	n/a
Allowance for loan losses to total loans	1.53%	1.57%
Average assets	$112,943	$ 93,677
Average shareholders' equity	9,546	8,233

OVERVIEW

In the following section, management presents an analysis of Western Reserve Bancorp, Inc.'s financial condition and results of operations as of and for the years ended December 31, 2004 and 2003. This discussion is intended to provide a more comprehensive review of the operating results and financial condition than could be obtained from an examination of the financial statements alone. This analysis should be read in conjunction with the consolidated financial statements and related footnotes and the selected financial data elsewhere in this report.

Western Reserve Bancorp, Inc. (the Company) was incorporated under the laws of the State of Ohio on February 25, 1997. During 1997 and the first ten months of 1998, the Company's activities were limited to the organization of Western Reserve Bank (the Bank) and preparation for and completion of a common stock offering (the Offering). The Company sold 320,267 shares of common stock at a price of $20.00 per share in the Offering. Net proceeds from the initial Offering were $6,368,499. Most of the proceeds of the Offering were used by the Company to provide the initial capitalization of the Bank, which occurred on November 6, 1998, at which time the Bank began operations. During 2000, the Company sold an additional 67,785 shares of common stock in an intra-state offering. The Offering resulted in proceeds, net of offering costs, of $1,577,000. Most recently, in 2004, the Company sold an additional 66,622 shares of common stock, at $30.00 per share, which provided proceeds, net of offering costs, of $1,968,205.

On October 4, 2004, the Bank opened a full-service location in Brecksville, Ohio.

FINANCIAL CONDITION

Total assets at December 31, 2004, were $115,250,150, an increase of $10,933,602 or 10.5% over 2003 year-end assets of $104,316,548.

The primary reason for the increase in total assets was continuing strong loan demand, which resulted in significant new loan activity throughout 2004. The new loan activity was mitigated somewhat by increased loan repayments and payoffs. The increase in total assets was funded primarily by the continuing growth of new deposit accounts.

During 2004, cash and cash equivalents increased to $6,936,119 from $6,289,363. This increase is primarily the result of obtaining additional deposits, and provides additional liquidity.

SECURITIES

The Company owns securities of U. S. government sponsored enterprises and mortgage-backed securities. At year-end 2004, the portfolio totaled $1,204,686, and was comprised of 42% securities of U. S. government sponsored enterprises, and 58% mortgage-backed securities. During 2004, $250,000 of securities of U. S. government agencies matured and $212,917 of mortgage-backed payments were received during the year. The securities portfolio provides some liquidity and a higher yield than the rate earned on overnight federal funds or other short-term instruments. Securities in the portfolio are also used as collateral for public fund deposits.

LOANS

Total loans grew $9,186,969 in 2004, or 9.6%, compared to growth of $20,898,325 or 28.0% in 2003. Total loans were $104,735,255 at December 31, 2004, compared to $95,548,286 at December 31, 2003. While the Company makes all types of loans to businesses and consumers, its primary lending focus is commercial loans to small businesses in its market area. The net growth in the loan portfolio during 2004 was comprised of $8,256,615 in commercial loans and $1,442,719 in home equity loans. Residential mortgage and construction, consumer installment and credit card loans decreased a total of $512,365 during 2004, primarily due to mortgage refinancings.

The commercial loan growth consisted of approximately $2,277,000 in commercial real estate loans, $1,773,000 in short-term commercial construction loans, $3,738,000 in commercial lines of credit, $810,000 in other commercial loans to businesses and $442,000 in SBA guaranteed loans, offset by a decrease of $666,000 in loan participations purchased from other financial institutions. During 2004, commercial dealer-owned leases decreased $117,000 due to repayments and management's decision in 2003 to discontinue that type of lending.

Of the total loans at December 31, 2004, approximately $96,519,000 or 92.2% are at a variable rate of interest, and $8,216,000 or 7.8% are fixed rate. Of the total loans, $76,513,000, or 73.1% mature or are able to be repriced within twelve months. Only $696,000 or 0.70% of total loans mature or reprice in more than five years.

At December 31, 2004 and 2003, the loan-to-deposit ratio was 102.9% and 104.1%, respectively, and the loan-to-asset ratio was 90.9% and 91.6% at year-end 2004 and 2003. Management expects loan demand to remain strong, especially in the commercial loan segment, and anticipates the loan-to-deposit ratio to remain in the range of approximately 100%-105% and the loan-to-assets ratio to be between 85% and 95% during the coming year.

As of December 31, 2004, there was one commercial construction loan for $250,835 being held for sale. There were no loans held for sale at December 31, 2003.

During 2004 and 2003, respectively, the Company originated approximately $539,000 and $9,374,000 and sold approximately $477,000 and $9,611,000 of fixed rate residential mortgage loans, including the related loan servicing. At December 31, 2004 and 2003, there were no residential mortgage loans held for sale.

DEPOSITS AND OTHER FUNDING SOURCES

Total deposits increased by $10,046,712, or 10.9% to $101,826,969 at December 31, 2004, compared to $91,780,257 at December 31, 2003 At year-end 2004, $12,668,555, or 12.4% of total deposits are in noninterest bearing demand deposit accounts, and $6,770,262 or 6.6% are in interest-bearing NOW accounts. Variable-rate savings and money market accounts (collectively known as Market Rate Savings Accounts) total $34,762,160, or 34.1% of total deposits. Certificates of deposit total $43,679,970, or 42.9% of total deposits, and individual retirement arrangements (IRAs) were $3,946,023, or 3.9% of total deposits.

Included in the time deposits total is $7,800,000 in six month public fund CDs maturing in 2005, at a weighted average rate of 2.01%. Management plans to replace these CDs with similar instruments as they mature.

As of December 31, 2004, the Company had obtained $19,136,337 of national market CDs, primarily from other banks and credit unions, in increments of $99,000 or $100,000, with terms ranging from one year to five years, and rates ranging from 1.80% to 5.25%. As of year-end 2004, the weighted average rate of these CDs was 3.39%, and the weighted average remaining maturity was 16.5 months. At December 31, 2003, there was $23,292,000 in national market CDs. Although management believes these CDs were obtained at market rates at the time they were originated, they may be more vulnerable to price sensitivity than local deposits.

Deposits of $100,000 or more totaled $45,315,922, or 44.5% of total deposits as of December 31, 2004, compared to $37,647,868 or 41.0% of total deposits at December 31, 2003.

Overall, management expects deposits to grow at a faster rate in 2005 than in 2004, primarily because of the opening in October 2004 of the Bank's new full-service Brecksville location. By year-end 2004, Brecksville had a total of $7,192,190 in deposits, mostly in market rate savings accounts.

The Company obtains additional funding through the Federal Home Loan Bank. As of December 31, 2004 and 2003, the Company had borrowings totaling $2,500,000 and $3,200,000, respectively, from the FHLB.

In May 2003 the Company obtained a $3,000,000 line of credit from a regional bank outside of its market area. Under this facility, the Company can borrow against the line of credit and then downstream capital as needed to the Bank in order to maintain the Bank's capital levels above the well-capitalized minimums. Factors that the Board and management considered in choosing to use a line of credit include the fact that this approach does not dilute current shareholders' positions, and interest rates are extremely favorable at this time. This line carries an interest rate of 0.75% below the prime rate, and has a term of two years, maturing on March 31, 2005. Interest payments are due monthly, with the principal due at maturity. The debt is secured by the common stock of the Bank. By borrowing against the line of credit and then investing the funds into the Bank as capital, the Company is able to manage the Bank's capital ratios. At year-end 2004, the balance on the line was $0, while at December 31, 2003, there was $500,000 outstanding on this line of credit. This line matures on March 31, 2005. The Company intends to request a renewal of this line of credit.

RESULTS OF OPERATIONS

Consolidated net income was $24,480 in 2004, compared to $623,060 in 2003. Income before income taxes was $34,262 in 2004, compared to $944,029 in the prior year.

The primary reason for the decrease was the charge-off of a significant loan relationship. In early February 2005, the Company first became aware that one of its borrowers was dealing with a large potential loss that could impair the borrower's ability to continue in business. In a number of meetings with the borrower and all of the borrower's creditors, including the Company, several possible solutions were explored. Over several weeks, however, it became apparent that the borrower's business was not going to be able to recover, and the entire business was in jeopardy. In mid-March, the Board and management of the Company concluded that the loans should be charged-off. Because the conditions that precipitated the loss existed as of December 31, 2004, even though the Company was not aware of them at that time, the Company concluded that, under accounting principles generally accepted in the United States, the charge-off must be recorded in 2004. This resulted in a loan loss provision and simultaneous charge-off of $1,041,369, and a resulting charge to earnings, net of taxes, of $687,304, or $1.71 per share.

The Company's collateral on this loan was the assignment of specific leases and all general business assets. These leases were on telecommunications equipment, and were sold to our borrower by a company that sold telecom equipment and services. That telecom provider filed bankruptcy and stopped providing the telecom services. As a result, many, if not all, of the leases had become nonperforming.

Although the Company intends to aggressively pursue all avenues to recover on this loan, it is impossible at this time to determine if or when any amounts might be able to be recovered.

Both basic and diluted income per common share were $0.06 in 2004 compared to $1.61 and $1.57, respectively, in 2003.

No dividends were paid in 2004 or 2003, and the Company does not expect to pay cash dividends in the foreseeable future, since the capital is needed to support the Company's continued growth.

NET INTEREST INCOME

Net interest income for 2004 was $4,079,348, an increase of $499,619, or 14.0% compared with $3,579,739 in 2003. The increase was due primarily to continued growth in the commercial loan portfolio in 2004, which was funded primarily by deposit growth. While loans continued to grow and the rates paid on deposits remained level or decreased slightly in 2004, net interest income was negatively impacted by a decrease in the average rates for the year on interest earning assets and the increase in interest-bearing deposits.

Following is a table showing the average balances, interest and rates on the Bank's interest-earning assets and interest-bearing liabilities as of December 31, 2004 and 2003.

	Year ended December 31, 2004			Year ended December 31, 2003		
($ thousands)	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Interest-earning assets:						
Federal funds sold and other short-term funds	$ 4,909	$ 63	1.28%	$ 4,342	$ 44	1.02%
Securities	1,570	59	3.78	1,749	69	3.95
Loans	103,196	5,959	5.77	84,947	5,144	6.02
Federal Reserve Bank stock	196	12	6.00	173	10	6.00
Federal Home Loan Bank stock	256	11	4.13	191	8	4.00
Total interest-earning assets	110,127	6,104	5.54	91,402	5,245	5.74
Interest-bearing liabilities						
Transaction accounts (NOW)	6,432	39	0.60	5,172	37	.71
Market rate savings accounts	29,185	335	1.15	26,376	207	.79
Time deposits	51,535	1,479	2.87	40,021	1,282	3.20
Short-term borrowings	--	--	--	85	--	0.39
Federal Home Loan Bank advances	4,100	153	3.74	3,200	135	4.22
Other borrowings	548	19	3.51	129	4	3.25
Total interest-bearing liabilities	$ 91,800	2,025	2.21	$ 74,983	1,665	2.22
Net interest margin		$ 4,079	3.70%		$ 3,580	3.92%

The average net interest margin for 2004 was 3.70%, down from 3.92% in 2003. Several factors have negatively impacted the net interest margin. The major factor is a decrease in the yield on earning assets. The net interest margin has also been impacted by management's strategy to obtain longer-term funding. (See the discussion of "Interest Rate Sensitivity" later in this section.) These funds provided additional liquidity but had a negative effect on the net interest margin in that excess funds were invested in lower-yielding Federal funds sold until they could be deployed in higher-yielding loans.

The average yield on interest earning assets in 2004 was 5.54%, compared to 5.74% in 2003. During 2004, loans yielded 5.77%, compared to 6.02% in 2003. This included loan fees of $133,180 in 2004 and $144,475 in 2003, which contributed 0.12% and 0.16%, respectively, to the net interest margin.

The yield on the Company's earning assets, including loans, had decreased significantly for nearly three years, until the second half of 2004. During 2001 and 2002, the Federal Reserve Bank implemented eleven interest rate decreases throughout 2001 that totaled 4.75%, plus another 0.50% in November of 2002. There were corresponding decreases in the prime rate and deposit rates. In June 2003, the Federal Reserve Bank again lowered short-term interest rates, causing most large banks to once again decrease their prime rate, to 4.00%. At that time, management made the decision to not reduce the Company's prime rate on commercial loans, but to keep that rate at 4.25%. This action was communicated directly to all affected borrowers. In late June 2004, the Federal Reserve Bank began to increase short-term interest rates with a 0.25% increase in the Federal funds target rate. At that time, the Company held its prime rate at 4.25%, and did not increase the prime rate on its commercial loans, so the national prime rate "caught up" to the Company's prime rate. In the third and fourth quarters of 2004, the Federal Reserve Bank increased short-term rates four more times, for a total of 1.00%. Therefore, the Company increased its prime rate accordingly. The prime rate at December 31, 2004 was 5.25%.

The cost of interest-bearing funds remained stable during 2004, at 2.21% on average. This was down slightly from the 2.22% during 2003. Management expects that the cost of funds will increase during 2005 in keeping with the general increases in interest rates described above.

NONINTEREST INCOME

Total noninterest income was $435,850, compared with $469,222 in 2003. During 2004, the primary source of noninterest income was net gains before taxes of $187,239 on the origination and sale of three commercial loans totaling $3,312,000. In 2003, the Company realized gains on the origination and sale of commercial loans, amounting to $267,518 before taxes on sales of $3,733,000 of commercial loans.

In 2003, the Company also originated and sold long-term fixed rate residential mortgages. Gains on sales of mortgage loans of $90,823 were recorded in 2003. The Company sold these mortgages and the related servicing, which helped minimize the interest rate risk that would be associated with keeping long-term mortgages in the loan portfolio. In mid-2003 the Company changed the way it operates its mortgage lending area. The Company developed an arrangement with an unaffiliated entity under which an employee of the Company meets with prospective borrowers, takes the mortgage application, and provides certain additional services before referring the applicant to that entity to complete the loan. The Company earns a fee from the entity for providing these mortgage processing services. This change allows the Company to offer a much wider range of mortgage programs and products to its customers, while reducing the overhead associated with the mortgage lending function. In 2004 and 2003, the Company recorded fee income for these services of $10,859 and $11,125.

Service charges on deposits totaled $116,095 in 2004 and $108,566 in 2003. The increase was due mainly to increases in the number of checking accounts. However, a significant number of customers keep balances in their deposit accounts sufficient to offset or waive many of the routine service charges. The biggest component of service charges on deposit accounts is non-sufficient fund (NSF) and overdraft charges, which contributed $69,865 and $61,937 in 2004 and 2003.

The largest components of "other" noninterest income are fee income from credit card and ATM programs, the rental of safe deposit boxes, and the sales of checks to depositors. Management expects that noninterest income will continue to increase as the Company increases in size and continues to increase the number of customers served.

NONINTEREST EXPENSE

Total noninterest expense in 2004 was $3,156,172, an increase of $482,350 or 18.0% over the $2,673,822 in 2003. Major components of this increase include salaries and employee benefits (which increased $238,605 or 16.6% in 2004 when compared to 2003), premises and equipment (an increase of $130,325, or 33.7% over the prior year) and data processing (a $20,421, or 9.0%, increase).

The increase in salaries and employee benefits in 2004is related to the continued growth of the Company. In January 2004, a Regional President for Brecksville was hired to begin business development activities in the Brecksville area. In the third quarter, a branch staff for Brecksville was hired and began training in preparation for the October opening of that office.

Premises and equipment costs increased due to the Company leasing additional space in its main building in Medina in early 2004 to allow the lending department to be located in an office suite adjacent to the Company's main office. Also, the Company began leasing approximately 5,642 square feet of space for its office in Brecksville in October 2004. Rent expenses and depreciation will increase in 2005 for the Brecksville location as it will be on-line for the entire year.

Overhead as a percentage of average assets improved slightly to 2.80% in 2004 compared to 2.85% in 2003, and overhead compared to net interest income also improved, to 77.4% in 2004 from 74.7% in 2003. Total assets per employee decreased to approximately $3,620,000 at December 31, 2004, compared to $4,170,000 at December 31, 2003. Also, the efficiency ratio increased slightly in 2004, to 68.93%, compared to 65.27% in 2003. These changes are due to added staff and overhead associated with the Brecksville office.

PROVISION AND ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses is maintained by management at a level considered adequate to cover probable incurred credit losses in the loan portfolio. Management's determination of the appropriate provision for loan losses and the adequacy of the allowance for loan losses is based, in part, on the consideration of loss histories of other similar community financial institutions which management believes are representative of the probable expected loss experience of the Company. Other factors considered by management include the composition of the loan portfolio, economic conditions, the creditworthiness of the Company's borrowers and other related factors. The provision for probable loan losses was $1,324,764 in 2004, compared with $431,100 in 2003.

In 2004, loans totaling $1,321,207 were charged off and $99,688 of that was recovered by year-end. During 2003, there was $29,279 in net recoveries on previously charged-off loans. At December 31, 2004, the allowance for loan losses was 1.53% of total loans, compared to 1.57% at year-end 2003. Management allocated approximately 82.2% of the total allowance at year-end to commercial loans, 3.2% to residential mortgage and home equity loans and 1.7% to consumer and credit card loans to individuals. At December 31, 2004, $206,000, or 12.8% of the allowance for loan losses was allocated to impaired loan balances. At December 31, 2004, nine loans totaling $1,114,668 were in nonaccrual status, compared to nine loans totaling $1,126,175 at year-end 2003. $150,103 of the nonaccrual loans at year-end 2004 are guaranteed by the Small Business Administration, compared to $153,735 at year-end 2003. There were no other loans more than 90 days delinquent as of December 31, 2004 and 2003. Management believes the allowance for loan losses at December 31, 2004, is adequate to absorb probable losses in the loan portfolio.

LIQUIDITY

Liquidity refers to the ability to fund loan demand, meet deposit customers' withdrawal needs and provide for operating expenses. As summarized in the Statement of Cash Flows, the main sources of cash flow are receiving deposits from customers and, to a lesser extent, proceeds from FHLB advances and borrowings, repayment of loan principal and the interest on loans and investments. The primary uses of cash are lending to borrowers and, secondarily investing in securities and short-term interest-earning assets. Assets available to satisfy those needs include cash and due from banks, federal funds sold, interest-bearing deposits in other banks, loans held for sale and available-for-sale securities. These assets are commonly referred to as liquid assets. Liquid assets were $8,391,640 at December 31, 2004, compared to $8,023,125 at the same date in 2003.

In 2003, to the extent that loan demand outpaced local deposit growth, the Company used other sources of funding, including national market CDs and Federal Home Loan Bank advances (as previously discussed).

If additional liquidity is needed, the Company has several possible sources, including the sale of securities from the securities portfolio, the sale of loans, purchasing federal funds, obtaining additional Federal Home Loan Bank advances, acquiring additional national market CDs or brokered deposits, and using surety bonds to secure public deposits. The Bank and Holding Company also can borrow under various lines of credit. At December 31, 2004, these credit facilities aggregated approximately $6,465,000 at the Bank and $3,000,000 at the Holding Company.

INTEREST RATE SENSITIVITY/GAP

In the past few years, interest rates have decreased significantly, to levels not seen in over 40 years. In 2001, there were 11 interest rate decreases totaling 475 basis points. In 2002, rates seemed to have stabilized, and then there was another 50 basis point rate cut in November. Then, in June 2003, short-term rates were decreased by another 25 basis points.

As short-term rates approached zero (the overnight Federal funds rate was as low as 1.00%), already-low deposit rates could not be reduced as quickly or as deeply as loan rates. This caused downward pressure on most banks' net interest margins, including Western Reserve Bank's.

At year-end 2002, approximately 55.5% of the interest-bearing assets on the Company's balance sheet matured or could reprice in one year or less. Nearly all of the interest-bearing liabilities were variable-rate core deposits. As of December 31, 2002, there were $44,355,000 of assets and $45,126,000 of liabilities that matured or could be repriced within one year. The one-year interest rate gap ratio was 98.3%. Therefore, the balance sheet was in a balanced, or neutral, interest rate sensitivity position.

By mid-2002, management believed that rates were at or near their low point, and began to change its strategy to position the balance sheet to benefit when rates would begin to increase. In implementing this strategy, management made more loans tied to the prime rate, which would reprice higher when rates begin to rise, and, on the deposit side, emphasized longer-term CDs to lock in funding at the historically low rates. The immediate impact of this strategy was to give up some interest income, since variable rate loans are generally offered at a lower rate than fixed rate loans, and also to include additional interest expense, since the Company had to pay depositors a higher rate to accept longer-term deposits.

By year-end 2003, $74,010,000 of assets and $59,153,000 of liabilities matured or could be repriced in one year. Thus the asset sensitivity, or GAP, in the balance sheet had increased significantly, to $14,857,000, or 125.1%.

As of December 31, 2004, the one-year interest rate gap was $16,104,000, or 124.5%, and remains in a strongly asset-sensitive position.

While this strategy is benefiting the Company's net interest income in a rising rate environment, in the short term, the effect had been to compress the net interest margin while rates were low.

In June of 2004, the Federal Reserve changed its outlook and had increased its target overnight Federal funds rate four times by year-end, by a total of 100 basis points, to 2.00%. Provided the Federal Reserve continues its bias toward increasing interest rates, the Company should benefit from an increase in the net interest margin.

CAPITAL RESOURCES

Total shareholders' equity at December 31, 2004 was $10,615,929, compared to $8,612,655 at December 31, 2003. The increase of $2,003,274 was the result of the net income for 2004 of $24,480, and new capital totaling $1,994,197 resulting from net proceeds of $1,968,205 from 66,622 shares of stock issued in an intrastate offering, $5,000 for 250 shares issued by the exercise of a stock option, and $20,992 from the Employee Stock Purchase Plan resulting in 700 shares issued, offset by a decrease of $15,403 in the net unrealized gains on available for sale securities.

Banking regulators have established minimum capital ratios for banks and bank holding companies. Total risk-based capital is made up of Tier 1 Capital and Tier 2 Capital. Tier 1 Capital is total shareholders' equity less any intangible assets. Tier 2 Capital is the allowance for loan losses (includible up to a maximum of 1.25% of risk-weighted assets), plus the qualifying portion of subordinated debt. Refer to Note 13 in the Company's consolidated financial statements for a more complete discussion of risk-based capital. The Bank exceeded the applicable minimum regulatory capital requirements at December 31, 2004 and 2003, and was considered to be well-capitalized under the regulatory guidelines. Management intends to maintain the Bank's well-capitalized status.

As a result of the common stock offering in 2004, the Company has approximately $900,000 available as of December 31, 2004 to downstream to the Bank as paid in capital as needed to support the Bank's capital requirements as it grows.

The Company has grown rapidly in its six-year history, and continued rapid growth will require it to consider capital strategies to support that growth. In 2003, the Company obtained a line of credit through an unaffiliated financial institution. By borrowing against the line of credit and then investing the funds into the Bank as capital, the Bank is able to manage its capital ratios. Other strategies that the Company continues to evaluate include selling more stock, issuing trust preferred securities, or additional borrowing.

Restrictions exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans or advances, as discussed in Note 13. No cash or other dividends were declared or paid during the periods ended December 31, 2004 and 2003. Management does not expect the Company to pay cash dividends in the foreseeable future. Management believes that the capital that would be used to pay dividends is more effectively invested in the continuing growth of the Company.

As of December 31, 2004, management is not aware of any current recommendations by the banking regulatory authorities which, if they were to be implemented, would have, or are reasonably likely to have, a material adverse effect on the Company's liquidity, capital resources or operations.

CRITICAL ACCOUNTING POLICIES

The allowance for loan losses is a valuation allowance for probable incurred credit losses, increased by the provision for loan losses and recoveries and decreased by charge-offs. Management estimates the allowance balance by considering the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management's judgment, should be charged-off. Loan losses are charged against the allowance when management believes the loan balance cannot be collected. Management considers various factors, including portfolio risk, economic environment and loan delinquencies, when determining the level of the provision for loan losses. Loan quality is monitored on a monthly basis by management and at least twice annually by an independent third party. Given the fact that the Company began operations in 1998, there is not sufficient historical data on the loan portfolio to identify consistent or significant trends in loan losses.

CONTRACTUAL OBLIGATIONS, COMMITMENTS, CONTINGENT LIABILITIES AND OFF-BALANCE SHEET ARRANGEMENTS

The following table presents, as of December 31, 2004, significant fixed and determinable contractual obligations by payment date. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts, hedge basis adjustments, or other similar adjustments. Further discussion of the nature of each obligation is included in the referenced note to the consolidated financial statements.

(Dollars in thousands)	Note Reference	2005	2006	2007	2008	2009	Thereafter
Deposits without maturity							$ 53,901
Time deposits	6	$ 24,314	$ 9,185	$ 6,767	$ 5,949	$ 1,411	--
FHLB advances and other borrowings	7	--	--	--	--	2,500	--
Operating leases	5	397	405	413	377	164	826

Note 11 to the consolidated financial statements discusses in greater detail other commitments and contingencies and the various obligations that exist under those agreements. Examples of these commitments and contingencies include commitments to extend credit to borrowers under lines of credit and employment agreements between the Company and certain of its executive officers.

At December 31, 2004, the Company had no unconsolidated, related special purpose entities, nor did it engage in derivatives and hedging contracts, such as interest rate swaps, that may expose it to liabilities greater than the amounts recorded on the consolidated balance sheet. The Company's investment policy prohibits engaging in derivatives contracts for speculative trading purposes; however, in the future, management may pursue certain contracts, such as interest rate swaps, in the effort to execute a sound and defensive interest rate risk management policy.

IMPACT OF INFLATION AND CHANGING PRICES

The majority of assets and liabilities of the Company are monetary in nature and therefore the Company differs greatly from most commercial and industrial companies that have significant investments in fixed assets or inventories. However, inflation does have an important impact on the growth of total assets in the banking industry and the resulting need to increase equity capital in order to maintain an appropriate equity to assets ratio. Inflation significantly affects noninterest expense, which tends to rise during periods of general inflation. Management believes the most significant impact on financial results is the Company's ability to react to changes in interest rates. Management seeks to maintain a fairly balanced position between interest rate sensitive assets and liabilities and to actively manage the balance sheet in order to protect against the effects of wide interest rate fluctuations on net income and shareholders' equity.

SECTION 404 OF THE SARBANES-OXLEY ACT OF 2002

As of December 31, 2005, Western Reserve Bancorp, Inc. was to have been required to be in compliance with Section 404 of the Sarbanes Oxley Act of 2002. This rule requires that management certify that the Company's internal controls over financial reporting are designed properly and operating effectively. This will require management to identify significant internal controls that affect financial reporting, document those controls, and test their effectiveness. Furthermore, the Company's external auditing firm, Crowe Chizek and Company LLC, will be required to issue an opinion on management's representations about the effectiveness of the Company's internal controls. This project will require the Company to devote significant resources, both in terms of time and effort by management and staff, as well as financial resources to obtain specialized software, additional work to be done by our internal auditing firm, project management assistance from outside sources, and additional auditing costs.

On March 2, 2005, the Securities and Exchange Commission announced a one-year delay for non-accelerated filers, which includes the Company, to comply with the Section 404 requirements. The new effective date will be December 31, 2006. During 2005 and early 2006, management and staff will document the Company's internal controls over financial reporting, and will then begin testing those controls in mid-2006. Management estimates that the additional financial costs related to Section 404 in 2005 and 2006 will total in excess of $100,000.

FORWARD LOOKING STATEMENTS

Certain statements contained in this report that are not historical facts are forward looking statements that are subject to certain risks and uncertainties. When used herein, the terms "anticipates," "plans," "expects," "believes," and similar expressions as they relate to the Company or its management are intended to identify such forward looking statements. The Company's actual results, performance or achievements may materially differ from those expressed or implied in the forward-looking statements. Risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, general economic conditions, the interest rate environment, competitive conditions in the financial services industry, changes in law, governmental policies and regulations, and rapidly changing technology affecting financial services.

BOARD OF DIRECTORS [1]

P.M. Jones
Chairman
Western Reserve Bancorp, Inc. and
Western Reserve Bank
Medina, Ohio

Roland H. Bauer
President and Chief Executive Officer
The Cypress Companies
Akron, Ohio

Bijay K. Jayaswal, M.D.
Physician, Internal Medicine and Cardiology
Medina, Ohio

Ray E. Laribee
Attorney
Laribee & Hertrick
Medina, Ohio

C. Richard Lynham
President and Owner
Harbor Castings, Inc.
North Canton, Ohio

R. Hal Nichols
Chairman and Manager
Austin Associates, LLC
Toledo, Ohio

Edward J. McKeon
President and Chief Executive Officer
Western Reserve Bancorp, Inc. and
Western Reserve Bank
Medina, Ohio

Rory H. O'Neil
President
Quetzal Corp.
Westfield Center, Ohio

Michael R. Rose
President
Washington Properties, Inc.
Medina, Ohio

Glenn M. Smith
Retired President
Smith Bros., Inc.
Medina, Ohio

Thomas A. Tubbs
C.E.O.
Tubbs Financial
Akron, Ohio

[1] All are Directors of Western Reserve Bancorp, Inc. and Western Reserve Bank

BRECKSVILLE ADVISORY BOARD

Victoria J. Burns
Realtor, Realty One Real Living

Louis N. Carouse, Jr.
Member, Brecksville City Council

Steve Karas
Area President, Republic Waste Services

ReJean Schulte, Ph.D.
Associate Professor, Cuyahoga
Community College

Michael R. Torchia
President & Owner, The Realty Store, LLC

EXECUTIVE OFFICERS—WESTERN RESERVE BANCORP, INC.

Edward J. McKeon, President and Chief Executive Officer
Brian K. Harr, Senior Vice President
Cynthia A. Mahl, Senior Vice President, Corporate Secretary and Treasurer

EXECUTIVE OFFICERS—WESTERN RESERVE BANK

Edward J. McKeon, President and Chief Executive Officer
Brian K. Harr, Senior Vice President and Senior Lender
Cynthia A. Mahl, Senior Vice President, Chief Financial Officer and
Senior Operations Officer

TRANSFER AGENT, REGISTRAR & DIVIDEND AGENT

Western Reserve Bank
4015 Medina Road, Suite 100
P.O. Box 585
Medina, Ohio 44258-0585
(330) 764-3131 or (800) 633-4622

STOCK INFORMATION

The Company's common stock was held by approximately 566 holders of record as of December 31, 2004. It is not listed on any stock exchange and is not traded over the counter. The stock trades in private transactions facilitated by Robert W. Baird & Co ("Baird"). Baird does not make a market but acts as liaison between buyers and sellers of the Company's common stock. The Company's representative at Baird is Richard Comstock, and shareholders may contact him at 877-792-7868. In 2004, there were five transactions in the Company's stock, four at $26.00 per share in early 2004 and one at $30.00 per share in November 2004, as reported by Baird. There have been no dividends paid on the Company's common stock.

ANNUAL REPORT ON FORM 10-KSB

A copy of the Company's 2004 Annual Report on Form 10-KSB filed with the Securities and Exchange Commission is available to shareholders without charge. To obtain a copy, direct your request to Cynthia A. Mahl, Senior Vice President and CFO, Western Reserve Bancorp, Inc. P.O. Box 585, Medina, OH 44258-0585. You may also access the report at www.sec.gov or through Western Reserve Bank's web site at www.westernreservebank.com.

ANNUAL MEETING

The Annual Shareholders' Meeting will be held Wednesday, April 27, 2005, at 9:00 a.m. at Fox Meadows Country Club (Weymouth Ballroom), 3946 Weymouth Road (Route 3), Medina, Ohio 44256.